January 23, 2025

Alesia Haas
Chief Financial Officer
Coinbase Global, Inc.
c/o The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

       Re: Coinbase Global, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2022
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended September 30, 2024
           Response dated November 15, 2024
           File No. 001-40289
Dear Alesia Haas:

        We have reviewed your November 15, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
18, 2024 letter.

Form 10-Q for the period ending September 20, 2024
Item 1. Financial Statements
5. Revenue, page 16

1. We have considered your response to our prior comment 6. In order to help us evaluate your response, please address the following:
           Clarify for us what you mean by your disclosure that stablecoin revenue is generated, in part, from the distribution of USDC and reconcile that statement with your conclusion that Circle does not meet the definition of a customer as it does not obtain goods or services that are an output of your ordinary activities.
          Consider revising your disclosure in future filings where appropriate.
 January 23, 2025
Page 2

             Expand your disclosure in future filings to provide a more detailed discussion of the formula used to determine your share of stablecoin revenue. In that regard, we note that income is generated based on USDC held on each respective
party   s
           platform as well as from USDC in circulation outside of either party s platform.
             Clarify for us how you determined recognizing stablecoin revenue at month end, prior to true ups being resolved, is consistent with the guidance in ASC Topic
           450-30-25-1.
             Expand your disclosure in future filings to include a more detailed description of when and how stablecoin revenue is recognized.
             Revise your revenue footnote disclosure in future filings to disclose revenue from customers separately from other sources of revenue. Reference is made to ASC
           Topic 606-10-50-4.
2. We are continuing to evaluate your response to our prior comment 11 and may have additional comments.
6. Collateralized Arrangements and Financing, page 16

3.     We acknowledge your response to our prior comment 8 regarding the
Company   s
       accounting policy for customer collateral pledged. We note the following from your prior responses and disclosures in your filings:
           In your response to our prior comment 18 in your May 1, 2024 letter you state that when non-cash collateral, i.e., crypto assets or USDC, is received, the Company applies the non-cash collateral provisions under ASC 860-30-25-5 to determine whether non-cash collateral is recognized in its consolidated
balance sheets    [in]
           accordance with this guidance, non-cash collateral is only recorded if the
           Company has the rights to sell or rehypothecate the collateral and a sale of the collateral occurs, or if the borrower defaults under the terms of the secured contract and is no longer entitled to redeem the pledged asset. Disclosure in the Company's quarterly filings describes that for non-cash
           collateral received your accounting determination is based on the
Company   s
           ability to obtain control or the Company   s right to sell, pledge,
or rehypothecate
           the customer collateral.
           In your November 15, 2024, response to comment 8 you indicated that non-cash collateral is recognized by the Company in circumstances where USDC or crypto assets are received as collateral into a Coinbase controlled collateral wallet or user wallet but where the Company has contractual rights to sell, pledge, or rehypothecate the collateral.
       Please reconcile these statements, including clarifying under which circumstance you would recognize USDC or crypto assets received as collateral in a wallet for which the Company has the contractual right to sell, pledge or rehypothecate the collateral and under which circumstances the Company would only recognize collateral once a sale of the collateral occurs or if the borrower defaults under the terms of the secured contract and is no longer entitled to redeem. To the extent the you believe that the guidance in ASC 860-30-25-5 is applicable to circumstances where intangible crypto assets are received as collateral pledged, please tell us why you concluded the
 January 23, 2025
Page 3

       guidance in ASC 350 would not be the appropriate literature to apply to determine whether the company has control of the intangible asset received instead of applying the guidance in ASC 860-30-25-5 which is applicable to the receiver of a financial asset for which the transferor of that financial asset has not transferred control as defined in ASC 860-10-40-5.
4. In your response to our prior comment 9 you describe your consideration of the conditions in ASC 860-10-40-5 when USDC is transferred to counterparties under
       USDC lending arrangements. For transfers of USDC that the Company has concluded should be accounted for as sales under ASC 860, for example in fact
       patterns in which the Company does not maintain effective control as described in
       ASC 860-10-40-5(c), please describe the analysis the Company performed to conclude that the transferred USDC would be beyond the reach of your creditors in bankruptcy. For example, please tell us whether for USDC that you derecognize as a result of transferring to a wallet in which you hold the USDC for the benefit of a platform user you have received a true sale opinion consistent with the guidance in
       ASC 860-10-55-18A and if so, please supplementally provide us with that opinion.


        Please contact Michelle Miller at 202-551-3368 or Robert Telewicz at 202-551-3438
if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or John Dana Brown at 202-551-3859
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets